UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMERCE PLANET, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20084U100

(CUSIP Number)

Michael Hill

Chief Executive Officer

Commerce Planet, Inc.

30 S. La Patera Ln. Suite 8

Goleta, CA 93117

(805) 964-9126

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP NO. 20084U100

1     NAME OF REPORTING PERSON

      Mr. Charles Gugliuzza

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      a     [  ]

      b     [X ]

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Mr. Gugliuzza: OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gugliuzza is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER:

Mr. Gugliuzza has sole voting power over the 4,538,872 shares he beneficially owns.

8     SHARED VOTING POWER:

Mr. Gugliuzza does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:

      Mr. Gugliuzza has sole dispositive power over the 4,538,872 shares he beneficially owns.

10    SHARED DISPOSITIVE POWER:

Mr. Gugliuzza does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

CHARLES GUGLIUZZA: 4,538,872 SHARES (Mr. Gugliuzza owns 1,785,267 shares of common stock outright, 1,461,432 shares of common stock that are issuable within 60 days upon conversion of 7 shares of Series D Convertible Preferred Stock within 60 days, 1,252,656 shares of common stock that are issuable within 60 days upon the exercise of 6 Series D Convertible Preferred Stock warrants and the subsequent conversion of Series D Convertible Preferred Stock and 39,517 shares of common stock that are issuable within 60 days upon the exercise of options. The Series D warrants have an exercise price of $0.01 and expire on January 1, 2010. Each share of Series D Convertible Preferred Stock converts into 0.4167% of the total number of shares issued and outstanding on the date of conversion).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 50,106,252 shares of common stock outstanding as of March 6, 2007:

      Charles Gugliuzza: 8.6%

14    TYPE OF REPORTING PERSON

      Charles Gugliuzza: IN

ITEM 1:  SECURITY AND ISSUER

This Schedule 13D relates to the disposition of beneficial ownership of common stock, $0.001 par value per share of the Issuer whose principal executive office is located at 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117.

ITEM 2:  IDENTITY AND BACKGROUND

(a) Charles Gugliuzza

(b) 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117

(c) Mr. Gugliuzza is President and Director of Commerce Planet, Inc. whose principal place of business is located at 30 S. La Patera Ln., Ste. 8, Goleta, CA 93117.

(d) During the last 5 years, Mr. Gugliuzza has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Gugliuzza has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gugliuzza is a citizen of the United States of America.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,538,872 shares of common stock Mr. Gugliuzza beneficially owns were issued as compensation for serving as President and director.

ITEM 4:  PURPOSE OF TRANSACTION

Mr. Gugliuzza's interest in the Issuer decreased because he sold 637,500 shares of common stock to an investor in a private transaction.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

      a. Mr. Gugliuzza is the beneficial owner of 4,538,872 shares or 8.6% of the common stock issued and outstanding of the Issuer.

      b. Mr. Gugliuzza has sole voting and dispositive power over 4,538,872 shares of common stock of the Issuer.

      c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

On February 7, 2007, Mr. Gugliuzza sold 637,500 shares of the Issuer’s common stock to an investor in a private transaction for $1.90 per share.

On February 27, 2007, Mr. Gugliuzza sold 78,750 shares of the Issuer’s common stock to an investor in a private transaction for $1.30 per share.

      d. N/A

      e. N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Gugliuzza has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

      N/A

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Commerce Planet, Inc.

/s/ Charles Gugliuzza	Date: March 21, 2007
By: Charles Gugliuzza
President